SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

THE FIRST AMERICAN CORPORATION

(Name of Issuer)

COMMON STOCK, $1.00 PAR VALUE

(Title and Class of Securities)

318522307

(CUSIP number)

Highfields Capital Management LP

Attention: Joseph F. Mazzella

John Hancock Tower

200 Clarendon Street, 59th Floor

Boston, MA 02116

(617) 850-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 318522307	13D/A	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,098,653
	8	SHARED VOTING POWER --0--
	9	SOLE DISPOSITIVE POWER 8,098,653
	10	SHARED DISPOSITIVE POWER --0--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,098,653
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 318522307	13D/A	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,098,653
	8	SHARED VOTING POWER --0--
	9	SOLE DISPOSITIVE POWER 8,098,653
	10	SHARED DISPOSITIVE POWER --0--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,098,653
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 318522307	13D/A	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,098,653
	8	SHARED VOTING POWER --0--
	9	SOLE DISPOSITIVE POWER 8,098,653
	10	SHARED DISPOSITIVE POWER --0--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,098,653
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 318522307	13D/A	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathon S. Jacobson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,098,653
	8	SHARED VOTING POWER --0--
	9	SOLE DISPOSITIVE POWER 8,098,653
	10	SHARED DISPOSITIVE POWER --0--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,098,653
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 318522307	13D/A	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard L. Grubman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,098,653
	8	SHARED VOTING POWER --0--
	9	SOLE DISPOSITIVE POWER 8,098,653
	10	SHARED DISPOSITIVE POWER --0--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,098,653
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 318522307	13D/A	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Capital I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 751,891
	8	SHARED VOTING POWER --0--
	9	SOLE DISPOSITIVE POWER 751,891
	10	SHARED DISPOSITIVE POWER --0--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 751,891
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 318522307	13D/A	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Capital II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,693,311
	8	SHARED VOTING POWER --0--
	9	SOLE DISPOSITIVE POWER 1,693,311
	10	SHARED DISPOSITIVE POWER --0--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,693,311
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 318522307	13D/A	Page 9 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Capital III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,653,451
	8	SHARED VOTING POWER --0--
	9	SOLE DISPOSITIVE POWER 5,653,451
	10	SHARED DISPOSITIVE POWER --0--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,653,451
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 318522307	13D/A	Page 10 of 16 Pages

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements or amends and restates, as indicated, the Statement on Schedule 13D filed on January 17, 2008, as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed on April 14, 2008, by the Reporting Persons (the “Schedule 13D”), with respect to the shares of common stock, par value $1.00 per share (the “Shares”), of The First American Corporation, a California corporation (the “Issuer”). This Amendment No. 2 is being filed to amend or supplement Items 2, 4, 5, 6 and 7 of the Schedule 13D. Except as herein amended or supplemented all other information in the Schedule 13D is as set forth therein. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

Item 2.	Identity and Background.

The information set forth in Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b) and (c) This statement is being filed by the following persons: Highfields Capital Management LP, a Delaware limited partnership (“Highfields Capital Management”), Highfields GP LLC, a Delaware limited liability company (“Highfields GP”), Highfields Associates LLC, a Delaware limited liability company (“Highfields Associates”), Jonathon S. Jacobson, Richard L. Grubman, Highfields Capital I LP, a Delaware limited partnership (“Highfields I”), Highfields Capital II LP, a Delaware limited partnership (“Highfields II”) and Highfields Capital III L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Highfields III”). Highfields I, Highfields II and Highfields III are together referred to herein as the “Funds.”

Highfields Capital Management, Highfields GP, Highfields Associates, Mr. Jacobson, Mr. Grubman and each of the Funds are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons” or “Highfields.”

Highfields Capital Management is principally engaged in the business of providing investment management services to the Funds. The business address and principal executive offices of Highfields Capital Management are John Hancock Tower, 200 Clarendon Street, 59th Floor, Boston, Massachusetts 02116.

Highfields GP is the General Partner of Highfields Capital Management. Highfields GP’s principal business is serving as General Partner of Highfields Capital Management. The business address and principal executive offices of Highfields GP are John Hancock Tower, 200 Clarendon Street, 59th Floor, Boston, Massachusetts 02116.

Highfields Associates is the General Partner of the Funds. Highfields Associates’ principal business is serving as the General Partner of the Funds. The business address and principal executive offices of Highfields Associates are John Hancock Tower, 200 Clarendon Street, 59th Floor, Boston, Massachusetts 02116.

Mr. Jacobson is a Managing Member of Highfields GP and a Senior Managing Member of Highfields Associates and his business address is John Hancock Tower, 200 Clarendon Street, 59th Floor, Boston, Massachusetts 02116. Mr. Jacobson also is a Managing Director of Highfields Capital Management and in such capacity acts as a portfolio manager of the Funds.

Mr. Grubman is a Managing Member of Highfields GP and a Senior Managing Member of Highfields Associates and his business address is John Hancock Tower, 200 Clarendon Street, 59th Floor, Boston, Massachusetts 02116. Mr. Grubman also is a Managing Director of Highfields Capital Management and in such capacity acts as a portfolio manager of the Funds.

The Shares to which this Schedule 13D relates are owned beneficially by the Funds.

CUSIP No. 318522307	13D/A	Page 11 of 16 Pages

(d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 4.	Purpose of Transaction.

The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On April 10, 2008, the Reporting Persons and the Issuer entered into a Support Agreement (the “Support Agreement”), pursuant to which, among other things, the Issuer agreed to expand its board of directors, appoint as directors five persons nominated by the Reporting Persons and to support the re-election of such persons, including at the Issuer’s Annual Meeting held in December 2009. Also pursuant to the Support Agreement, until December 31, 2009, the Reporting Persons and affiliates agreed, among other things, to not acquire beneficial ownership of more than 10% of the outstanding common stock of the Issuer, to be bound by certain “standstill provisions” and not to vote in favor of the election of any director nominee that is not recommended by the Issuer’s board of directors. Effective as of January 1, 2010, such Support Agreement expired in its entirety.

During the pendency of the Support Agreement, the Reporting Persons from time to time discussed with the Issuer’s management various matters regarding its business and the Reporting Persons anticipate continuing to have such discussions. As previously announced, the Issuer intends to spin off the Issuer’s title and related businesses as “First American Financial Corporation”, after which the Issuer will primarily operate the existing information solutions businesses (the “Information Business”). In connection with such spin-off, the Reporting Persons have relayed to the Issuer their support of recent management changes undertaken at the Information Business, the Reporting Persons’ views on the criteria for selection of a new Chief Executive Officer of the Information Business, and the Reporting Persons’ belief that a comprehensive, wide-ranging and deliberate search for such key executive is appropriate and necessary.

Other than as supplemented herein, the Reporting Persons continue to have the purposes and intentions as more fully set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) As of the date hereof, Highfields I, Highfields II and Highfields III own beneficially 751,891, 1,693,311, and 5,653,451 Shares, respectively, representing approximately 0.8%, 1.8% and 6.0%, respectively, of the 93,598,420 Shares of the Issuer last reported as outstanding.

As of the date hereof, Highfields Capital Management, Highfields GP, Highfields Associates, Mr. Jacobson and Mr. Grubman, through their respective capacities in which they directly or indirectly control the Funds, have sole voting and dispositive power with respect to all 8,098,653 Shares owned beneficially by the Funds, representing approximately 8.7% of the Issuer’s common stock outstanding.

CUSIP No. 318522307	13D/A	Page 12 of 16 Pages

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Based upon the relationships described herein, the Reporting Persons may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor any of the information contained herein shall be deemed to be an admission by the Reporting Persons that a “group” exists. Each Reporting Person disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons.

Item 7.	Material to be Filed as Exhibits.

The information set forth in Item 7 of the Schedule 13D is hereby amended as follows:

Exhibit A                     Joint Filing Agreement

CUSIP No. 318522307	13D/A	Page 13 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

January 11, 2010
Date

HIGHFIELDS CAPITAL MANAGEMENT LP

By: Highfields GP LLC, its General Partner

/S/ JOSEPH F. MAZZELLA
Signature

JOSEPH F. MAZZELLA, AUTHORIZED SIGNATORY
Name/Title

HIGHFIELDS GP LLC

/S/ JOSEPH F. MAZZELLA
Signature

JOSEPH F. MAZZELLA, AUTHORIZED SIGNATORY
Name/Title

HIGHFIELDS ASSOCIATES LLC

/S/ JOSEPH F. MAZZELLA
Signature

JOSEPH F. MAZZELLA, AUTHORIZED SIGNATORY
Name/Title

JONATHON S. JACOBSON

/S/ JOSEPH F. MAZZELLA
Signature

JOSEPH F. MAZZELLA, AUTHORIZED SIGNATORY
Name/Title

RICHARD L. GRUBMAN

/S/ JOSEPH F. MAZZELLA
Signature

JOSEPH F. MAZZELLA, AUTHORIZED SIGNATORY
Name/Title

CUSIP No. 318522307	13D/A	Page 14 of 16 Pages

HIGHFIELDS CAPITAL I LP

By: Highfields Associates, LLC, its General Partner

/S/ JOSEPH F. MAZZELLA
Signature

JOSEPH F. MAZZELLA, AUTHORIZED SIGNATORY
Name/Title

HIGHFIELDS CAPITAL II LP

By: Highfields Associates, LLC, its General Partner

/S/ JOSEPH F. MAZZELLA
Signature

JOSEPH F. MAZZELLA, AUTHORIZED SIGNATORY
Name/Title

HIGHFIELDS CAPITAL III L.P.

By: Highfields Associates, LLC, its General Partner

/S/ JOSEPH F. MAZZELLA
Signature

JOSEPH F. MAZZELLA, AUTHORIZED SIGNATORY
Name/Title

CUSIP No. 318522307	13D/A	Page 15 of 16 Pages

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of the date hereof.

Signatories to this Agreement

Highfields Capital Management LP

Highfields GP LLC

Highfields Associates LLC

Jonathon S. Jacobson

Richard L. Grubman

Highfields Capital I LP

Highfields Capital II LP

Highfields Capital III L.P.

HIGHFIELDS CAPITAL MANAGEMENT LP

By: Highfields GP LLC, its General Partner

/S/ JOSEPH F. MAZZELLA
Signature

JOSEPH F. MAZZELLA, AUTHORIZED SIGNATORY
Name/Title

HIGHFIELDS GP LLC

/S/ JOSEPH F. MAZZELLA
Signature

JOSEPH F. MAZZELLA, AUTHORIZED SIGNATORY
Name/Title

HIGHFIELDS ASSOCIATES LLC

/S/ JOSEPH F. MAZZELLA
Signature

JOSEPH F. MAZZELLA, AUTHORIZED SIGNATORY
Name/Title

CUSIP No. 318522307	13D/A	Page 16 of 16 Pages

JONATHON S. JACOBSON

/S/ JOSEPH F. MAZZELLA
Signature

JOSEPH F. MAZZELLA, AUTHORIZED SIGNATORY
Name/Title

RICHARD L. GRUBMAN

/S/ JOSEPH F. MAZZELLA
Signature

JOSEPH F. MAZZELLA, AUTHORIZED SIGNATORY
Name/Title

HIGHFIELDS CAPITAL I LP

By: Highfields Associates LLC, its General Partner

/S/ JOSEPH F. MAZZELLA
Signature

JOSEPH F. MAZZELLA, AUTHORIZED SIGNATORY
Name/Title

HIGHFIELDS CAPITAL II LP

By: Highfields Associates LLC, its General Partner

/S/ JOSEPH F. MAZZELLA
Signature

JOSEPH F. MAZZELLA, AUTHORIZED SIGNATORY
Name/Title

HIGHFIELDS CAPITAL III L.P.

By: Highfields Associates LLC, its General Partner

/S/ JOSEPH F. MAZZELLA
Signature

JOSEPH F. MAZZELLA, AUTHORIZED SIGNATORY
Name/Title